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Sirocco Energy

Be part of Sirocco's next big leap in wind tech. Our patented turbines cut suburban businesses' electricity costs fourfold. With proven demand, over $1M raised in a previous round, and production launching soon, revenue forecasts indicate rapid valuation growth. Secure your stake in the future ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Sirocco Energy Investment Round
AFFORDABLE ENERGY
FOR SUBURBAN BUSINESS GROWTH

SIROCCO

Raised	Days Left
$0	146

Launch — $10,000 Min — $124,000 Max

Overview | Team | About | Communication Channel | Updates

Business Description

Sirocco Energy is redefining wind power for businesses in suburban areas, where traditional renewables often fail to provide consistent and cost-effective solutions. We place economic benefit at the forefront by developing technology that delivers effective wind power without relying on additional subsidies, **slashing electricity costs for businesses by up to 4 times.** Our patented turbines offer a stable, eco-friendly, safe, and economically viable alternative to grid power, solar panels, diesel generators, and other energy sources—providing a sustainable, long-term competitive advantage in a market often dependent on government incentives.

With **$1M+ raised**, a strong advisory board, and **backing from the EBRD**, we have dedicated seven years to research, development, and market validation to build a product that perfectly fits market needs.

Best Time to Invest

With turbine production projected to launch at the end of 2025, confirmed orders of $10 million for 2026, and with the application of a standard market multiplier for the energy sector of 5-7, there is the potential that we could see our valuation climb to between $50 and $70 million within just one year. Furthermore, our roadmap includes launching 100 kW turbines in 2027 and scaling up to 500 kW and 1 MW units in 2028, ensuring robust growth and scalable market expansion. Early investors have a unique opportunity to potentially capture significant value as we work to transform the energy market.

Innovative Technology That Solves a Real Problem

Our **patented** wind turbine technology directly addresses the critical issue of soaring energy costs for suburban businesses, providing a clean, efficient, and cost-effective solution.

Proven Demand & Market Validation

Strong pre-orders, a successful turbine sale in Portugal, and multiple letters of intent from key clients demonstrate robust market interest and validate our technology.

Robust Leadership & Strategic Partnerships

Our experienced leadership team—backed by world-class advisors, funding from the EBRD, and strategic partnerships in R&D, legal, marketing, logistics, and manufacturing—ensures we have the expertise and network to scale rapidly.

Clear, Scalable & Diversified Revenue Model

Our model maximizes returns and minimizes risk through multiple revenue streams—direct sales, EaaS, contracts, licensing, testing, component sales, and servicing. We target markets where our competitive advantage delivers maximum consumer value with minimal resistance, ensuring optimal investment efficiency and profit potential.

Security Type:

SAFE

Discount Rate

80%

Post Money Valuation:

N/A

Investment Bonuses!

Amount-Based Incentives:

For All Investors:

- Monthly Company Updates: Receive detailed, data-driven reports on progress, milestones, and market insights.
- Quarterly Q&A: Submit your questions for our quarterly video Q&A, where our executive team answers your queries and shares strategic insights.

For Investments of $10,000 and Above:

- Exclusive Facility Visit: Enjoy an exclusive tour of our turbine production facility, led by our executive team, once production is launched.

*All perks occur when the offering is completed.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)



$1M+
Previously Raised

$170K+
Secured in this round

Deadline:

July 31, 2025

Minimum Investment Amount:

$500

Target Offering Range:

$10,000-$124,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

[Form C Submission]

💡 This PicMi round is part of our larger funding campaign, designed to finance production by late 2025. Over $170K is already secured in this round. Investors joining now are positioned for significant equity appreciation as we move into revenue-generating operations.

Problem

The rising cost of electricity is becoming an increasing burden for businesses, especially in energy-intensive industries.

The markets we focus on face electricity prices exceeding **$0.18 per kWh**, with rates having **surged by over 60%** in the last five years. While solar energy is widely adopted, it fails to generate power at night, reduces output in winter, and requires large industrial land areas. Traditional wind turbines, meanwhile, struggle to operate efficiently in suburban zones due to higher wind turbulence and noise levels, making them economically unviable.

The market is demanding a better solution — one that is cost-effective, sustainable, and safe.



$0.18
The cost of grid electricity in target markets.

60%
The growth of prices over the past 5 years.

💡 According to a Department of Energy-backed report by the Lawrence Berkeley National Laboratory, U.S. data center power demand could nearly triple by 2028, potentially accounting for up to 12% of the country's electricity consumption. This surge is primarily driven by the industry's rapid adoption of artificial intelligence technologies, which require increasingly powerful chips and advanced cooling systems.

Solution

Sirocco Energy is delivering the next evolution in wind power.



Up to 4x cost savings on electricity compared to grid power

Optimized performance in 16-18 mph conditions

3x less space than traditional turbines

Effortless Logistics & Installation

Easy maintenance

Safe for birds

Our lightweight, high-efficiency turbines are designed specifically for suburban businesses, enabling them to generate stable, low-cost energy on-site. Unlike conventional turbines, our patented technology ensures low noise, minimal vibrations, and seamless integration with existing power systems.

Expected delivery in 2026

Sirocco WT-30



- Rated Power Output: 30 kW
- Nominal Wind Speed: 25 mph
- Rotor Dimensions (W/H): 7 × 22 m
- Tower Height Options: 20 / 30 / 40 m
- Noise Level: < 55 dB (at 40m distance)
- Generator: Synchronous
- Operating Temperature Range: -25...+50 °C

Recommended Retail Price
$120,000

Unmatched ROI: **Businesses can achieve up to 75% savings on electricity costs, with a payback period starting from just four years—one of the fastest returns in the renewable energy sector.**

How We Deliver the Lowest Cost Wind Energy

We have engineered a breakthrough in wind turbine design that makes our solution significantly more cost-effective:

✅ **Shorter, dual-mounted blades** – Traditional turbines rely on long, heavy blades mounted at a single pivot point. Our shorter blades are supported at two points, reducing material costs and manufacturing complexity. This makes each blade lighter, more affordable, and easier to produce at scale.

✅ **Gearless direct-drive system** – Most wind turbines use gearboxes, one of the most expensive and failure-prone components. Sirocco turbines eliminate the gearbox entirely, increasing reliability, reducing maintenance costs, and significantly lowering the total cost of ownership.

✅ **Three times smaller footprint** – Sirocco turbines require three times less space than traditional wind turbines, meaning lower land acquisition costs and greater flexibility in installation. For industrial facilities and businesses, this means less land, lower costs, and higher energy output per square foot.

✅ **Drastically reduced logistics costs** – Unlike conventional wind turbines that require oversized transport, Sirocco turbines are designed to fit inside a standard shipping container. This reduces logistics costs by up to 10x, making transportation and deployment faster, easier, and significantly more affordable.



The impact is *real.*

A small suburban business can **save between $60,000 and $100,000 annually** on electricity costs. For an annual consumption of 300,000 to 500,000 kilowatt hours, this translates to a reduction of roughly **168 metric tons of CO_2 emissions**—comparable to the annual carbon absorption of approximately **8,000 mature trees.**


168
Metric tons of CO_2 emissions reduced per year
$60-100k
save annually on electricity costs
8,000
Mature trees' annual carbon absorption

Business Model

Sirocco Energy operates on a scalable, high-margin revenue model.

Our revenue streams will include:

✅ **Direct sales** – Selling turbines to businesses with high energy demands.
✅ **Energy-as-a-Service (EaaS)** – Leasing turbines to enterprises, ensuring predictable recurring revenue.
✅ **Government & industrial contracts** – Strategic partnerships with municipalities and key industry players.
✅ **Technology licensing** – Expanding market penetration through licensing agreements.
✅ **Meteorological site testing** – Providing businesses with professional wind assessments to optimize turbine placement and maximize energy generation.
✅ **Manufacturing and sales of turbine components** – Supplying essential replacement parts and maintenance components to ensure long-term performance and reliability of our turbines, creating an additional recurring revenue stream.
✅ **Turbine servicing** – Offering ongoing maintenance and support contracts, which will become another stable, recurring revenue stream for the company.

Customer Segments:

- Distributors who sell turbines to end users.
- Agriculture
- Chemical and Petrochemical
- Paper, Pulp, and Printing
- Food, Beverages, and Tobacco
- Iron and Steel
- Data Centers and Cloud Providers
- AI Companies

Our **go-to-market strategy** includes both direct sales and a growing network of distributors, with whom we are already establishing partnerships. This hybrid approach allows us to scale rapidly, ensuring global market reach while maintaining strong direct customer relationships.

We are initially targeting high-impact industrial clients, where our cost advantages are most significant. Early adopters include **manufacturing, agriculture, and data centers**—sectors facing immediate energy cost challenges.

> 💡 With production launching in late 2025, early investors have the opportunity to enter before revenue generation begins, positioning themselves for exponential valuation growth as we scale.

Market Projection

The energy consumption market among suburban businesses is vast. According to the U.S. Energy Information Administration (EIA), the **U.S. commercial sector consumed over 1,500 TWh of electricity** in 2021—with suburban operations accounting for a significant share. In our target sectors, such as manufacturing, agriculture, and **data centers, electricity expenses can represent 20% to 40% of total operating costs**, underscoring the urgent need for cost-effective solutions.

In 2026, Sirocco Energy aims to secure **25 commercial projects** valued at approximately **$10 million in contracts.** This target represents roughly **1-2% of the market opportunity** within our focused segments.

As we expand into adjacent geographic markets—targeting regions with similar energy challenges and high demand for sustainable solutions—our overall global market opportunity could **grow to as much as $25 billion**.

*Sources: U.S. Energy Information Administration (EIA), International Energy Agency (IEA)

Competition

Sirocco Energy stands apart in a crowded market.



⚡ **Vs. traditional wind turbines**

Our technology is quieter, lighter, and more adaptable to suburban environments. Sirocco turbines require three times less space, ensuring lower land costs and making installations feasible where conventional turbines are impractical. They also provide a lower cost per kilowatt of generated electricity, are easier to transport and install, and are bird-safe, minimizing environmental impact. Unlike competing vertical-axis wind turbines, Sirocco's design easily scales to higher power outputs, making it a viable solution not just for small businesses but also for large-scale industrial applications.



⚡ **Vs. solar**

Sirocco turbines enhance the stability and capacity of existing solar installations. Unlike solar panels, which don't generate power at night and have reduced output in winter, Sirocco turbines can be deployed alongside solar arrays, maximizing energy production without requiring additional land. This hybrid approach ensures greater energy security and efficiency for businesses.



⚡ **Vs. Diesel Generators**

Our turbines offer a cleaner, quieter, and more efficient alternative to diesel generators. They eliminate harmful emissions and high fuel costs while delivering stable energy with lower upfront investment and operational expenses. Plus, Sirocco turbines operate with low noise or vibrations, ensuring a minimal environmental and community impact.



⚡ **Vs. Grid Power**

For our target regions, Sirocco turbines provide a cost-effective solution by offering energy at prices up to 4 times lower than traditional grid electricity. This dramatic reduction in energy costs enables businesses to achieve unprecedented savings, reducing dependency on fluctuating grid prices while delivering stable, independent power generation.

> 💡 By focusing on high-energy-cost businesses first, we establish a strong competitive moat, securing an early advantage in a rapidly growing market.

Traction & Customers

Sirocco Energy is already making waves in the industry.

We have received **several hundred pre-orders** worldwide and **secured our first signed LOIs** for turbine installations in 2026. This year, we're launching our meteorological site testing services to **generate initial revenue** and identify the best locations for turbine deployment in 2026.



Proven demand
Suburban businesses across the U.S. and Europe have pre-registered interest.

Strategic partnerships
Member of leading international energy associations, working closely with policymakers and industry leaders.

Industry recognition
Featured in renewable energy publications, invited to speak at global energy summits.

First international sale
Our first turbine has been sold in Portugal, marking the beginning of our global expansion.

Detailed Financial Projection & Roadmap

2025

Product Launch & Infrastructure Setup

Complete testing and certification of the 30 kW turbine unit.

Launch production of the 30 kW turbine.

Build a global distribution network and establish regional logistics hubs.

Secure partnerships with companies for meteorological site testing.

Launch sales of meteorological testing services to generate initial revenues and identify optimal turbine installation locations.

2026

Market Entry and Expansion

Execute 25 commercial projects with 30 kW turbines, totaling approximately $10 million in contracts.

Finalize R&D, testing, and certification of the 100 kW turbine unit, followed by its production launch.

Expand the distributor network across target markets.

2027

Scaling Phase

Scale operations in target regions (7 U.S. states and 7 European countries) where high electricity tariffs, optimal wind, and favorable regulations prevail.

Capture up to 10% of the target market in suburban industries.

Launch sales for 500 kW and 1 MW installations following comprehensive R&D, testing, and certification.

Annual revenues are projected to grow, reaching an estimated $50 million by 2030 as market penetration deepens.

2030-2035

Service & Large Enterprise Focus

Transition to servicing large enterprises with comprehensive maintenance contracts and ongoing support.

Leverage our established market presence to drive further expansion.

Anticipated annual turnover exceeding $100 million, driven by long-term service contracts and increased market share.

Investors

Sirocco Energy has already secured $1M+ in funding from forward-thinking investors who recognize the market opportunity.

✓ Early backing from angel investors, government grants, and accelerator programs.

✓ Funded by the EBRD, demonstrating strong institutional support for our innovation.

✓ Strong advisory board with experts from the energy, manufacturing, and financial sectors.

✓ 1000+ early investors – Many of whom are also future customers, advocates of our technology, and some have even joined our advisory board.

$1M+
Previously Raised

$170K+
Secured in this round

> 💡 This PicMi round is part of our larger funding campaign, designed to finance production by late 2025. Over $170K is already secured in this round. Investors joining now are positioned for significant equity appreciation as we move into revenue-generating operations.

Use of Funds

✅ **Research and development expenses.**

✅ **Manufacturing costs** (materials, components, equipment).

✅ **Logistics and transportation.**

✅ **Employee salaries.**

✅ **Marketing and distributor support.**

✅ **Certification and legal compliance costs.**

✅ **Other operational expenses.**

Partnerships

     

To ensure successful commercialization, scaling, and market entry, Sirocco Energy has built a robust network of strategic partners across key business functions:

✓ **R&D Collaborations** – Partnering with leading engineering firms and research institutions to refine and enhance our technology.

✓ **Marketing & Sales Agencies** – Working with specialized agencies to execute data-driven go-to-market strategies and drive customer acquisition.

✓ **Legal & Regulatory Support** – Engaging top legal firms to navigate energy regulations, secure patent protections, and support international expansion.

✓ **Logistics & Manufacturing Partnerships** – Establishing a robust supply chain and production ecosystem with trusted manufacturers and logistics providers to ensure efficient scaling and cost optimization.

> 🌟 Backed by an advisory board with expertise in wind energy, manufacturing, and venture capital.

> 🌟 Supported by institutional partners, including the EBRD and leading renewable energy networks.

Terms

Up to $124,000 in Crowd Simple Agreements for Future Equity (Crowd SAFE) with a minimum target amount of $10,000.

Crowd SAFE with a 20% Discount

Offering Minimum: $10,000 | 10,000 Securities
Offering Maximum: $124,000 | 124,000 Securities
Type of Security: Crowd Simple Agreement for Future Equity (Crowd SAFE)
Offering Deadline: July 31, 2025
Minimum Investment Amount (Per Investor): $500

Equity Financing: Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the First Equity Financing Price).

Liquidity Event: If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. The Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the Cash-Out Investors) in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500. The Company must reach its Target Offering Amount of $10,000 by July 31, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Amount-Based Incentives:

For All Investors:

> Monthly Company Updates: Receive detailed, data-driven reports on progress, milestones, and market insights.
> Quarterly Q&A: Submit your questions for our quarterly video Q&A, where our executive team answers your queries and shares strategic insights.

For Investments of $10,000 and Above:

> Exclusive Facility Visit: Enjoy an exclusive tour of our turbine production facility, led by our executive team, once production is launched.

*All perks occur when the offering is completed.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.















Overview Team About Communication Channel Updates

Taras Vodyanyy
CEO
Background
A serial entrepreneur with an MBA and a proven track record of scaling innovative businesses. Taras is the founder of TAK AGENCY, a successful marketing firm, and has extensive experience in fundraising, product development, and market expansion. His leadership ensures Sirocco Energy moves from prototype to mass production while building strategic partnerships that accelerate growth.

Anna Pryimak
COO
Background
A seasoned business strategist, Anna is the co-founder of the DIY Lab startup incubator. With deep expertise in high-growth business models and operational excellence, she ensures that Sirocco Energy maintains strategic alignment as we scale production and expand into new markets.

Oleksandr Pryimak
CTO
Background
The engineering mastermind behind our breakthrough turbine technology, Oleksandr is not only an inventor but also has hands-on experience in traditional turbine manufacturing. His technical expertise in kinematics and aerodynamics has led to the development of our patented, high-efficiency turbine system, ensuring that our innovation is both commercially scalable and technologically superior.

Liudmyla Sokolovska
CLO
Background
A finance and investment expert with extensive experience managing corporate finances and securing funding for high-tech startups. Liudmyla ensures financial discipline, effective investor relations, and capital efficiency, which are critical to executing our growth strategy and maximizing investor returns.

Liudmyla Motsak
Head of Market Analysis
Background
A seasoned expert in renewable energy market analysis and growth strategy, Liudmyla leverages her deep expertise in data analytics, market forecasting, and competitive intelligence to identify emerging trends and strategic opportunities. Her insights are pivotal in refining Sirocco Energy's go-to-market approach, ensuring we remain agile and competitive in a rapidly evolving sector.

Overview Team About Communication Channel Updates

Company Name

Sirocco Energy

Location

1313 N. Market St
Suite 5100
Wilmington, Delaware 19801

Number of Employees

5

Incorporation Type

C-Corp

State of Incorporation

DE

Date Founded

May 25, 2021

Company Website